Exhibit 4.1A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
MAPINFO CORPORATION

Pursuant to Section 242
of the General Corporation Law of
the State of Delaware

     MapInfo Corporation (hereinafter called the "Corporation"), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

     At a meeting on November 1, 2000 of the Board of Directors of the Corporation a resolution was duly adopted, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth an amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware by a majority of the outstanding stock entitled to vote thereon at the Corporation's 2001 Annual Meeting of Stockholders on February 27, 2001. The resolution setting forth the amendment is as follows:

     RESOLVED: That the first sentence of Article FOURTH of the Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following first sentence of Article FOURTH is inserted in lieu thereof:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty-one million (51,000,000) shares consisting of (i) fifty million (50,000,000) shares of Common Stock, $0.002 par value per share ("Common Stock"), and (ii) one million (1,000,000) shares of Preferred Stock, $0.01 par value per share ("Preferred Stock"), which may be issued from time to time in one or more series as set forth in Part B of this Article FOURTH.

     IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President this 28th day of February, 2001.

MAPINFO CORPORATION

By:	/s/ Mark P. Cattini
Mark P. Cattini
President